EXHIBIT 99.1

Osisko Appoints Candace MacGibbon to the Board of Directors

MONTREAL, Jan. 20, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (OR: TSX & NYSE) (“Osisko” or the “Corporation”) is pleased to announce the appointment of Ms. Candace MacGibbon to its Board of Directors.

Ms. MacGibbon is the Chief Executive Officer of INV Metals Inc. She is a Chartered Professional Accountant (CPA, CA) with over 25 years’ experience in the mining sector and capital markets, as a result of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Ms. MacGibbon’s experience in accounting matters includes her previous roles as a Manager at Deloitte LLP and as a cost analyst with Inco Limited.

Ms. MacGibbon holds a Bachelor of Arts – Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University.

Sean Roosen, Executive Chair of Osisko commented: “We are very pleased that Ms. MacGibbon has accepted our invitation to join the Osisko Board. Her experience and in-depth knowledge of the mining industry make her a prime candidate for our Board and her dynamism will undoubtedly inspire not only the management team but also her fellow directors.”

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 140 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com